FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Call for Extraordinary General Shareholders' Meeting to be held on September 22, 2008 and related Agenda

Item 1
BANCO SANTANDER, S.A.
Extraordinary General Shareholders’ Meeting
The Board of Directors of this Bank has resolved to call shareholders to an Extraordinary General Shareholders’ Meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on September 22, 2008, at 10:00 a.m. on second call, in the event that, due to a lack of the required quorum, it is not possible to hold such Meeting on first call, which is hereby also called to be held at the same place and time on September 21, 2008, so that shareholders may discuss and resolve upon items One to Three of the following
AGENDA

First.-
Capital increase in the nominal amount of 71,688,495 euros by means of the issuance of 143,376,990 new ordinary shares having a par value of one-half (0.5) euro each and an issuance premium to be determined by the Board of Directors or, by delegation, the Executive Committee, in accordance with the provisions of Section 159.1.c) in fine of the Companies Law (Ley de Sociedades Anónimas) no later than on the date of implementation of the resolution, for an amount that in all events shall be between a minimum of 8 euros and a maximum of 11.23 euros per share. The new shares shall be fully subscribed and paid up by means of in kind contributions consisting of ordinary shares of the British company Alliance & Leicester plc. Total elimination of the pre-emptive rights held by the shareholders and holders of convertible bonds and express provision for the possibility of an incomplete subscription. Option, under the provisions of Chapter VIII of Title VII and the second Additional Provision of the Restated Text of the Corporate Income Tax Law (Ley del Impuesto sobre Sociedades) approved by Royal Legislative Decree 4/2004, for the special rules therein provided with respect to the capital increase by means of the in kind contribution of all the ordinary shares of Alliance & Leicester plc.

Delegation of powers to the Board of Directors, with authorization to the Board to delegate in turn to the Executive Committee, in order to set the terms of the increase as to all matters not provided for by the shareholders at this General Meeting, perform the acts needed for the execution thereof, re-draft the text of sub-sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, execute whatsoever public or private documents are necessary to carry out the increase and, with respect to the in kind contribution of the shares of Alliance & Leicester plc, exercise the option for the special tax rules provided for under Chapter VIII of Title VII and the second Additional Provision of the Restated Text of the Corporate Income Tax Law approved by Royal Legislative Decree 4/2004.

Application to the applicable domestic and foreign agencies to admit the new shares to trading on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges through the Stock Exchange Interconnection System (Continuous Market) and the foreign stock exchanges on which the shares of Banco Santander are listed (London, Milan, Lisbon, Buenos Aires, Mexico, and, through ADRs, New York), in the manner required by each of them.

Second.-
Authorization of the delivery of 100 shares of the Bank to each employee of the Alliance & Leicester plc group, as a special bonus within the framework of the acquisition of Alliance & Leicester plc, once such acquisition has been completed.

Third.-
Authorization for the Board of Directors to interpret, rectify, supplement, execute and further develop the resolutions adopted by the shareholders at the General Meeting, as well as to delegate the powers it receives from the shareholders acting at the General Meeting, and grant of powers to convert such resolutions into notarial instruments.

SUPPLEMENT TO THE CALL TO MEETING
Shareholders representing at least five percent of share capital may request the publication of a supplement to this call to meeting, including one or more items in the agenda. This right must be exercised by means of verifiable notice that must be received at the Bank’s registered office within five days of the publication of this call to meeting, with a statement of the name of the shareholders exercising such right and of the number of shares held by them, as well as of the items to be included in the agenda, attaching, if appropriate, any other relevant documentation.
PARTICIPATION OF A NOTARY AT THE MEETING
The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the Meeting, pursuant to Section 114 of the Companies Law in connection with Section 101 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil) and Article 4.2 of the Rules and Regulations for the General Shareholders’ Meeting.
RIGHT TO ATTEND THE MEETING
Every holder of any number of the Bank’s shares registered in the shareholder’s name who meets the requirements established in the Bylaws has the right to attend this Meeting. Such right to attend may be delegated pursuant to the provisions governing this matter under Section 106 of the Companies Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting.
PROXY-GRANTING, DISTANCE VOTING AND REMOTE ATTENDANCE AT THE MEETING
Shareholders having the right to attend may grant a proxy and exercise their voting rights through remote means of communication and prior to the holding of the Meeting, pursuant to the provisions of Articles 27 and 34 of the Bylaws and Articles 8 and 20 of the Rules and Regulations for the General Shareholders’ Meeting. The mechanisms for the exercise of voting rights and proxy-granting prior to the Meeting by electronic means will be available on the Bank’s website (www.santander.com) beginning on September 6, 2008 and will cease operation at 6:00 p.m. on September 20, 2008.

In addition, as permitted by the provisions of paragraph 6 of Article 34 of the Bylaws and the Additional Provision of the Rules and Regulations for the General Shareholders’ Meeting, the Board has resolved that attendance at the Meeting is also possible through the use of data transmission means that allow for real-time connection with the premises where the Meeting is held (“remote attendance”). The means to remotely attend the Meeting will be available on the Bank’s website (www.santander.com) at 8:30 a.m. on September 21, 2008 (first call) and, if applicable, at 8:30 a.m. on the following day, September 22, 2008 (second call); shareholders (or their representatives) wishing to attend remotely, whether on first or second call, must register no later than 9:30 a.m. on the relevant day. For those persons who attend the Meeting remotely, the mechanisms for remote attendance will cease operation at the end of the General Shareholders’ Meeting or, if applicable, upon determination that the quorum required to hold the meeting is not present.
In reliance on the aforementioned provisions, the Board of Directors has developed the following rules applicable to proxy-granting and distance voting prior to the Meeting and to remote attendance:
A) PROXY-GRANTING AND DISTANCE VOTING PRIOR TO THE MEETING
1. Proxy-granting by remote means of communication
Means whereby a proxy may be granted
The remote means of communication that are valid to grant such proxy representation are the following:
(i) Electronic means:
In order to grant a proxy by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com).
The mechanism to grant a proxy by electronic means shall be such as properly guarantee the security and the identity of the person granting the proxy. Therefore, shareholders wishing to use this proxy-granting mechanism must have previously signed one of the following agreements with the Bank, giving them a set of passwords to access the distance voting and proxy-granting software application and, by means thereof, an electronic signature:
(a)
Multi-Channel Agreement: individual shareholders who have already entered into a Multi-Channel Agreement with the Bank may rely upon it and use, for purposes of electronic proxy-granting, the passwords and electronic signature already available to them under such agreement.

(b)
Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who have not entered into a Multi-Channel Agreement must execute, for the sole purpose of using the electronic voting and proxy-granting mechanisms, and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the Meeting by remote means of communication”).

From the date of the call to meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from September 6, 2008, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), grant a proxy to another person to represent the shareholder at the Meeting.
Shareholders who grant a proxy by electronic means undertake to notify the appointed representative of the proxy granted. Where a proxy is granted to a Director and/or the General Secretary of the Bank or a remote attendee at the Meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.
Electronic proxies must be accepted by the proxy-holder, and may not be used without such acceptance. For such purpose, all electronic proxies granted to persons other than the Directors and/or the General Secretary and/or a remote attendee at the Meeting must be printed, signed and produced, together with an identifying document, by the appointed proxy-holder to the staff in charge of the shareholders’ register on the date and at the place of the Meeting, beginning one hour prior to the time established for commencement of the Meeting. In the case of electronic proxies sent through the Bank and granted to persons attending the Meeting from a distance, the Bank’s software application will show such remote attendees the proxies received in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person (physically or from a distance).
(ii)	Hand delivery or postal correspondence
In order to grant a proxy by hand delivery or postal correspondence, shareholders must complete and sign the “Proxy” section of the printed attendance, proxy and voting card issued by the Bank. Such proxies must be accepted by the proxy-holder, without which acceptance they may not be used. For such purpose, the proxy-holder may sign in the appropriate space on the attendance and proxy card itself. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person, for which purpose, if he/she physically attends the Meeting, he/she must produce an identifying document when entering the premises where the Meeting is held. In the case of proxies granted by hand-delivery or postal correspondence to persons who attend the Meeting remotely, and provided that such proxies have been sent through the Bank, the Bank’s software application will show such remote attendees the proxies received in order for them to accept said proxies, if they are willing to do so.

The duly completed and signed card must be delivered to any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.
In addition, as is customary and pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, the duly completed and signed proxy card may also be submitted, together with an identifying document, by the appointed proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register on the date and at the place where the General Shareholders’ Meeting is to be held, beginning one hour prior to the time established for commencement thereof.
2. Voting prior to the Meeting by remote means of communication
Means for casting a vote from a distance
The remote means of communication which are valid for purposes of casting a vote from a distance are the following:
(i)	Electronic means:

In order to cast their vote from a distance by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com).

The mechanism to cast votes from a distance by electronic means shall be such as properly guarantees security and the identity of the person casting the vote. To such end, shareholders who wish to use this voting mechanism must have previously signed one of the agreements specified in section 1 (i) above.

Once a shareholder has executed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from September 6, 2008, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), cast the shareholder’s vote from a distance with respect to the items on the agenda for the General Shareholder’s Meeting.

(ii)	Hand-delivery or postal correspondence

In order to cast a vote from a distance by hand-delivery or postal correspondence, shareholders must complete and sign the “Distance Voting” section of the printed attendance, proxy and voting card issued by the Bank. The duly completed and signed card must be delivered to any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

3. Basic rules on voting and proxy-granting prior to the Meeting and attendance in person (physically or from a distance)
3.1	Deadline for receipt by the Company of proxies granted and votes cast from a distance prior to the Meeting

3.1.1	Proxies and distance votes sent by hand-delivery or postal correspondence

In order to be valid, and pursuant to the provisions of the Bylaws, both proxies granted from a distance and votes cast from a distance sent by hand-delivery or postal correspondence must be received by the Company before midnight of the third day prior to the date on which the Meeting is to be held on first call, i.e., prior to midnight on September 18, 2008.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as are granted in writing and submitted by the proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place where the Meeting is to be held, and beginning one hour prior to the time established for commencement thereof.

3.1.2	Proxies and distance votes sent by electronic means

Pursuant to the provisions of the Bylaws and of the Rules and Regulations for the General Shareholders’ Meeting, on the occasion of this General Shareholders’ Meeting, the Board of Directors has resolved to reduce the minimum advance period established to receive proxies and votes from a distance sent by electronic means, the deadline now being set at 6:00 p.m. on the day prior to the date on which the Meeting is to be held on first call. Therefore, in order to be valid, both proxies granted from a distance and votes cast from a distance through electronic means must be received by the Company prior to 6:00 p.m. on the day prior to the date on which the Meeting is to be held on first call, i.e., prior to 6:00 p.m. on September 20, 2008.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as have been granted in writing and submitted by the appointed proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place of the Meeting and beginning one hour prior to the time established for commencement thereof.

3.2	Rules of priority among proxies, distance voting and attendance in person (physically or from a distance)

3.2.1	Priorities among proxies, distance voting and attendance in person
(i)
Attendance at the Meeting in person (whether physically or from a distance) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to grant such proxy or cast such vote, shall render said proxy or vote ineffective. Personal attendance will invalidate remote personal attendance.

(ii)
Likewise, the vote, irrespective of the means used to cast it, shall render ineffective any electronic or written proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

3.2.2	Priorities based upon the means used to grant the proxy or cast the vote
(i)
In the event that a shareholder validly grants a proxy, electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

(ii)	Likewise, a vote validly cast under a handwritten signature on the printed card shall render void the vote cast electronically, whether previously or subsequently.
3.3	Modification of the vote cast from a distance

Once cast, a distance vote may not be modified, except in the event of attendance at the Meeting in person (whether physically or from a distance) by the shareholder who cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline, by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).

3.4	Other matters

In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (advance proxy-granting and voting, and remote attendance).

Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the disposition of shares of which the Company is aware.

Either or any of the joint holders of deposited shares may vote, grant a proxy or attend the Meeting, and the rules of priority set forth in sub-section 3.2 hereof shall apply. For purposes of the provisions of Section 66 of the Companies Law, it is presumed that the joint holder who carries out an act (proxy-granting, voting, or attending physically or from a distance) at any time has been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders that are legal entities or do not reside in Spain must call the Shareholders’ Line in order to adapt, with proper safeguards, the distance voting and proxy-granting mechanisms to their particular situation.

Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and voting service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

4. Technical issues
The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the General Shareholders’ Meeting, when so required for technical or security reasons.
The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for electronic voting and proxy-granting prior to the Meeting.
B) REMOTE ATTENDANCE AT THE MEETING
In order to ensure the identity of the attendees, the proper exercise of their rights, real-time interactivity, and the proper progress of the Meeting, shareholders (or their representatives) who wish to use the remote attendance mechanisms must have previously entered into one of the following agreements with the Bank, whereby a set of passwords is made available to them in order to access the remote attendance software application and, by means thereof, an electronic signature:
(a)
Multi-Channel Agreement: natural persons who have already entered into a Multi-Channel Agreement with the Bank may rely on it and use, for purposes of remote attendance, the passwords and electronic signature already available to them under such agreement.

(b)
Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting: individuals or legal entities who have not entered into a Multi-Channel Agreement must execute, for the sole purpose of remote attendance at the Meeting and of casting a vote thereat and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the Meeting by remote means of communication”).

From the date of the call to meeting, the information and requirements to execute either of these agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder (or his/her representative) has executed either of the aforementioned agreements and has its corresponding set of passwords and electronic signature, such shareholder may, through the “General Shareholders’ Meeting” section on the Bank’s website (www.santander.com), attend and vote at the Meeting by remote means of communication in real time.
Remote attendance at the Meeting shall be subject to the following basic rules, and all matters not expressly contemplated herein shall be governed by the provisions posted on the Bank’s website and those set forth in Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting:

(i)
Logging-on, registration and attendance: Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, and in order to permit the appropriate management of remote attendance systems, shareholders (or their representatives) who wish to attend the Meeting and vote by remote means of communication shall register by logging on between 8:30 a.m. and 9:30 a.m. on the date of the Meeting. No attendee registration shall be admitted outside of this time period.

In the event that the Meeting is held on second call, attendees who have registered for the Meeting on first call will be required to carry out the registration process again in order to be able to attend.

If persons attending from a distance have been granted proxies, and provided that such proxies have been received by the Company within the deadlines for admission thereof, the software application will show them such proxies so that they accept them, if they are willing to do so.

Attendees who wish to state before the Notary that they expressly leave the Meeting must do so by using the form included for such purpose in the remote attendance software application. Once they have notified the Notary of their express intention of leaving the meeting, all actions taken by such shareholders thereafter shall be deemed not taken. In any event, by means of a connection to the software application, the Notary will be aware of the actions taken by the persons who attend the Meeting from a distance, including the votes that may be cast by them.

(ii)
Participation: Shareholders (or their representatives) who, in the exercise of their rights, intend to participate in the Meeting and, where applicable, request information or clarifications in connection with the items on the agenda or make proposals shall express their intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form prepared for such purpose, persons attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the Chairman declares a valid quorum to have been established for the Meeting until the participation period ends. Persons attending from a distance who wish their participation to be recorded in the minutes of the Meeting must expressly state such desire in the text in which the contents of their participation are set forth.

As the participation of each person attending from a distance is received, such participation will be accessible to the attendees who are physically present at the place of the Meeting. In turn, remote attendees shall be able to access each such participation by logging onto the website indicated in the software application.

In any event, requests for information or clarification made by remote attendees will be answered in writing within seven days of the Meeting, pursuant to the provisions of Section 97.5 of the Companies Law.

(iii)
Voting: Votes on the proposals relating to the items on the agenda may be cast as from the moment when the Chairman declares the Meeting to be validly convened and provided always that the attendee has registered by following the procedure described in sub-section (i) above; in the event of alternative proposals, the provisions of the second paragraph of Article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting shall apply. As regards proposed resolutions on matters that, as prescribed by law, need not be specified on the agenda, remote attendees may cast their vote as from the moment when the Secretary for the General Shareholders’ Meeting reads out such proposals for a vote to be taken thereon. In all events, the remote voting process with respect to all the proposals submitted to the shareholders acting at the General Shareholders’ Meeting will come to an end when, following the reading of the summaries of the proposed resolutions by the Secretary for the Meeting, the vote commences on the proposed resolutions at the premises where the Meeting is held.

The vote on the proposed resolutions shall be governed by the procedure contemplated in the Bylaws and in the Rules and Regulations for the General Shareholders’ Meeting.

(iv)
Other matters: Legal entities and those persons that do not reside in Spain must call them Shareholders’ Line in order to adapt, with proper safeguards, the mechanisms for attending the Meeting by remote means of communication in real time.
In the event that more than one of the joint holders of deposited securities are in attendance, the joint holder who is the first to register (physically or from a distance) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of Section 66 of the Companies Law, the joint holder who registers first (physically or from a distance) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders (or their representatives) shall be solely responsible for safeguarding the passwords for accessing and using the remote attendance service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for remote attendance at the General Shareholders’ Meeting when so required for technical or security reasons. The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for remote attendance at the Meeting.

For further information on proxy-granting and distance voting and remote attendance at the Meeting, shareholders may write to the e-mail address junta.accionistas@santander.com, call the Shareholders’ Line 902 11 17 11, or go to the Office of the Shareholder, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 — Boadilla del Monte (Madrid). Further information is also available on the Company’s website (www.santander.com).

RIGHT TO RECEIVE INFORMATION
In addition to the provisions of Section 112 of the Companies Law, shareholders may, starting on the date of publication of the call to meeting and in connection with the First item of the agenda, examine at the Bank’s registered office the full text of the documents referred to in Sections 144.1.c), 155 and 159 of the Companies Law, as well as request that such documents be delivered or sent to them free of charge. For such purpose, the Directors’ report in connection with the capital increase to which the First item of the agenda refers, together with the corresponding proposed resolution (Sections 144.1.c), 155 and 159 of the Companies Law) and the report issued by an auditor appointed by the Commercial Registry and different from the auditor of the Company, regarding the exclusion of pre-emptive rights (Section 159 of the Companies Law), shall therefore be made available to the shareholders.
Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, the requests as are admissible in the exercise of the shareholders’ right to receive information may be made by e-mail to junta.accionistas@santander.com, in which case, in order to provide the system with adequate guarantees of authenticity and of identity of the shareholder exercising the right to receive information, such shareholder shall set forth in such e-mail his/her first name and surname (or corporate name), Tax Identification Number, and the number of shares held by such shareholder. As provided in Section 117 of Securities Market Law 24/1988, of July 28, and unless otherwise indicated by the shareholder, the requests for information received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made by delivering or mailing the written petition, bearing the handwritten signature of the requesting party, to the registered office of the Company.
ADDITIONAL INFORMATION AND DOCUMENTS AVAILABLE ON THE WEBSITE
Apart from the above-mentioned right to receive information, starting on the date of publication of the call to meeting, shareholders may also examine at the registered office and request the delivery or remittance, without charge, of the document entitled “Scheme of Arrangement,” which, in compliance with the provisions of British law, will be sent by Alliance & Leicester plc to its shareholders on August 19, 2008, in connection with the transaction contemplated under the First item of the agenda. Such document will be available in its original English version together with a translation into Spanish of certain sections thereof, for information purposes only. Such availability of the “Scheme of Arrangement” for its examination, delivery or remittance is understood to be without prejudice to the restrictions upon distribution thereof imposed by capital markets regulations in certain jurisdictions, as provided in such document.
Also, starting on the date of publication of the call to meeting, the following documents will be available for viewing on the Company’s website (www.santander.com):
(i)	This notice of the call to meeting.

(ii)
The full text of the proposed resolutions regarding all of the items on the agenda for the General Shareholders’ Meeting, as well as, in connection with the First Item, the corresponding reports prepared by the directors and by the auditor other than the Company’s auditor and appointed by the Commercial Registry.

(iii)	The aforementioned document entitled “Scheme of Arrangement,” as well as the translation into Spanish of certain sections thereof for information purposes only.

(iv)	The rules applicable to proxy-granting and voting by remote means of communication and to remote attendance at the Meeting.

(v)	The current Bylaws.

(vi)	The current Rules and Regulations for the General Shareholders’ Meeting.

Santander, August 18, 2008
The Secretary General
Ignacio Benjumea

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: August 21, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President